February 10, 2005


Mail Stop 0306

Winston E. Hickman
Executive Vice President and
Chief Financial Officer
REMEC, Inc.
3790 Via De La Valle, Suite 311
Del Mar, California 92014

Re:	REMEC, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed January 20, 2005
      File No. 1-16541

Dear Mr. Hickman:

      We have limited our review of the above filing to the matters identified in the comments below. No further review of the proxy material has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of these materials are urged to be certain that all information required pursuant to the statutes has been included.

General
1. We note that we issued comments to you on January 11, 2005 regarding your Annual Report on Form 10-K that was filed April 15, 2004. Please note that all of our comments on your Form 10-K will need to be adequately addressed before we will be able to complete our review of your preliminary proxy statement.
2. We note that you have not registered the new common stock or the
redemption stock being issued in connection with the merger and subsequent recapitalization. Please supplementally explain why the issuance of the new common stock and the redemption stock does not need to be registered under the Securities Act. For example, if you believe that the issuance of those securities does not constitute
a
"sale" within the meaning of Section 5 of the Securities Act, please
explain in detail the basis for that belief.  Alternatively, if you
believe that those securities are exempted securities under
Section
3(a) of the Securities Act or that the issuance of those
securities
is exempt under Section 3(b) or Section 4 of the Securities Act
(or
any applicable rules promulgated under those sections), please provide us with a detailed analysis as to the availability of any such applicable exemption.
Cover Page of Proxy Statement
3. The meanings of the terms in parenthetical phrases appear to be clear from the context of the associated disclosure, such that the parenthetical definitions appear to be unnecessary. Please consider eliminating these and all other unnecessary defined terms from your
proxy statement. Please also revise as appropriate to ensure that your summary and question and answer sections, which we collectively view as constituting the summary term sheet required by Item
14(b)(1)
of Schedule 14A and Item 1001 of Regulation M-A, are presented in plain English with minimal use of defined terms.
4. You state that the board of directors "will determine" the exact
amount of consideration to be paid to shareholders prior to the effective time of the merger. Please disclose the factors the board will consider in making such determination, exactly when that determination will be made, and how that determination will be communicated to shareholders. Please also explain whether there is a minimum amount that will be distributed to shareholders if the transaction is approved and completed or whether it is possible the board may decide not to distribute any amounts to shareholders.
If
there is a minimum amount that will be distributed, please
disclose
that amount and the minimum amount per share that shareholders can expect to receive if the transaction is approved and completed. Please include similar disclosures where appropriate throughout your proxy statement.
5. Please disclose on the cover page and on your proxy card that the
completion of the reclassification is conditioned upon the
approval
of the merger. Please also disclose on the cover page the consequences to the company and to shareholders if the merger is approved but the reclassification is not.
Summary of Proposals - Page 2
Proposal One:  Approval of the Sale of REMEC Defense & Space -
Page 2
Interests of Directors, Executive Officers and Employees - Page 4
6. Please revise to identify by name and title any directors or executive officers who will receive payments under performance and retention agreements and the amount to be paid to each such director or executive officer.  Please also revise to disclose the
aggregate
incentive payments to be paid under the performance and retention agreements. Please make similar revisions to your disclosures that appear on page 41.
7. Please revise to disclose the date that the change of control agreement was entered into with Mr. Giles. Please also quantify here and on page 41 the aggregate consideration to be received by Mr. Giles under the terms of that agreement. In addition, please revise to clarify here and on page 41 whether Mr. Giles will be employed by
REMEC Defense & Space and/or Chelton Microwave after the
completion
of the merger, and, if Mr. Giles will be so employed, disclose the compensation that he will receive in connection with that employment.
Questions and Answers about the Proposed Transaction - Page 12
8. Please move the forward looking statements section so that it appears after the summary and the question and answer sections.
9. The organization of your proxy statement appears to be based on the mechanics of the transaction rather than on how the proposals may affect your shareholders` interests.  The organization of your proxy
statement should be from the perspective of your shareholders and should explain how the proposals may affect your shareholders` interests. For example, please revise the order of your questions and answers to more prominently discuss the impact to shareholders of the proposals being presented, as currently reflected in the answers
to questions six, seven and eight.
Why are we effecting a reclassification of our common stock - Page
12
10. Please explain the reasons for the reclassification of your common stock in order to create a class of redeemable common stock to be redeemed in connection with the distribution of the merger consideration to your shareholders. For example, does the use of redeemable stock provide tax benefits to shareholders?
What will happen to my shares of REMEC - Page 13
11. Please revise the response to this question to explain that the redemption stock will be redeemed immediately after the transaction, so shareholders will ultimately receive a fractional share of new common stock and cash. Please also disclose the minimum fraction of a share of new common stock that shareholders could receive in exchange for each existing share of common stock.
Will the Redemption be taxable to REMEC shareholders - Page 13
12. Please expand your disclosures here to explain more specifically the material federal income tax consequences to shareholders of the reclassification and subsequent redemption.
What happens if the sale of REMEC Defense and Space is not approved -
Page 14
13. We note that you may be obligated to pay a termination fee if the merger is not approved. Please revise to briefly summarize the conditions under which you would have to make that payment. Background of the Sale of REMEC Defense & Space - Page 21
14. Please revise to discuss the material terms of each of the indications of interest received on November 3-4, 2004. Please also revise to discuss the process used by the board in determining to select Chelton Microwave`s indication of interest.
15. Please discuss here and on page 25 the reasons that you engaged two financial advisors in connection with the sale of REMEC Defense and Space. Please also clarify on page 25 the services provided by each financial advisor.
16. Please include a discussion of the background and negotiations relating to the change of control agreement entered into with Mr. Giles on November 9, 2004.
Our Financial Advisors - Page 25
17. Please disclose the amount of the transaction fees to be received by each of your financial advisors in connection with the merger. Please also disclose all "other amounts" to be received by Needham &
Company.
Opinion of Jefferies Quarterdeck - Page 26
18. Supplementally provide copies of the materials that Jefferies Quarterdeck prepared in connection with its fairness opinion or that were otherwise provided to your board of directors by Jefferies Quarterdeck and/or Needham & Company in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the board, and summaries of all oral presentations made to the board. We may have additional comments after we review those materials.
Material United States Federal Income Tax Consequences - Page 43
19. Please revise here and in your summary or question and answer sections to quantify, to the extent practicable based on reasonable, disclosed assumptions, the anticipated tax liability that you expect to incur in connection with the sale of REMEC Defense and Space, taking into account all offsets from operating and/or capital losses and all available tax credits.
Transaction of Other Business - Page 66
20. The "WITHHOLD" box referenced in the last sentence of your disclosure on page 66 does not currently appear on the form of proxy card attached to your filing. Please revise or advise.
Annex B Jefferies Quarterdeck Opinion
21. The staff notes the limitation on reliance by shareholders in the fairness opinion provided by Jeffries Quarterdeck and also disclosed on pages 4 and 26 of the proxy statement. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Investors are entitled to rely on the opinion expressed. Please remove the language limiting the use of this opinion only for the benefit of the board of directors in the opinion and in the proxy statement.

*          *          *

      As appropriate, please revise your proxy statement in response to these comments and to update your disclosure. As required by Rule
14a-6(h), please provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Direct any questions to Jay Mumford at (202) 824-5348 or to me at (202) 942-7924.

						Sincerely,



						David Ritenour
						Special Counsel



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Winston E. Hickman
REMEC, Inc.
February 10, 2005
Page 1